UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated February 16, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces updated full year 2023 guidance and Joenja® U.S. launch update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: January 8, 2024

Pharming Group announces updated full year 2023 guidance and Joenja® U.S. launch update

Expect 10% growth in RUCONEST® revenue, significantly exceeding prior guidance

Expect Joenja® revenues of approximately US$18 million with 81 patients on paid therapy at year end

Leiden, The Netherlands, January 8, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) announces today updated full year 2023 guidance, including RUCONEST® and Joenja® revenues, and a progress update on the U.S. launch of Joenja® (leniolisib) for APDS. For the full year 2023, total revenues are expected to increase by 19% to approximately US$245 million (preliminary and unaudited*).

Sijmen de Vries, Chief Executive Officer, commented:
“We are pleased to have concluded an excellent year in which we transformed Pharming into a multi-product, commercial rare disease biopharmaceutical company. We expect 10% growth in RUCONEST® revenues, significantly exceeding our previous guidance for low single digit annual revenue growth. We launched Joenja® (leniolisib) for APDS in the U.S. in April, shortly after FDA approval, and saw fast uptake from patients for the first and only FDA approved treatment for APDS. These results reflect the dedication of Pharming employees to develop and deliver therapies to otherwise unserved rare disease patients. Looking towards 2024, we remain focused on our goals to obtain regulatory approvals and commercialize leniolisib for APDS in additional global markets, and to further develop our rare disease pipeline and footprint. We seek to significantly expand the leniolisib market opportunity by pursuing development of leniolisib for additional primary immunodeficiencies (PIDs) beyond APDS, including a Phase 2 proof of concept clinical trial protocol in PIDs with immune dysregulation linked to PI3Kẟ signaling planned to start in 2Q 2024.”

Updated 2023 guidance (preliminary and unaudited*)
RUCONEST® for HAE
•For the full year 2023, we expect RUCONEST® revenues to increase by 10% to approximately US$227 million, significantly exceeding our previous low single digit growth guidance.
•New patient enrollments in 2023 were up 25% vs. the prior year and were a significant driver of the strong RUCONEST® revenue growth achieved throughout 2023.
•In 2023, Pharming saw the first full-year, post-pandemic benefit of its first quarter 2020 restructuring and expansion of its U.S. salesforce. The Company achieved record numbers in leading metrics including increasing the RUCONEST® physician prescriber base by 13% during the year, in many cases adding previously unknown HAE prescribers.

Joenja® (leniolisib) for APDS
•For the full year 2023, we expect Joenja® revenues of approximately US$18 million driven by the continued increase during the fourth quarter in patients on paid therapy. First commercial shipments of Joenja® to patients took place in April 2023.
•As of December 31, 2023 we have 92 APDS patients enrolled in the U.S., of which 81 patients are on paid therapy.

•Our U.S. and global APDS patient finding efforts progressed during the year. As of December 31, 2023, Pharming has identified over 840 diagnosed APDS patients in global markets targeted for commercialization, including over 200 patients in the United States.
•In addition, we have identified more than 1,100 patients in the U.S. with a number of variants of uncertain significance (VUS) in the PIK3CD or PIK3R1 genes and are setting up validation studies with various laboratories to confirm which of these variants should be classified as APDS. As results become available, patients with validated variants could be diagnosed with APDS and be eligible for Joenja® treatment. Completion of these studies is expected during 4Q 2024.

Overall cash and marketable securities
•Preliminary, unaudited cash and cash equivalents, together with restricted cash and marketable securities, are expected to total US$215.0 million at the end of 2023, compared to US$199.2 million at the end of the third quarter 2023 and US$208.7 million at the end of 2022.

*Updated guidance based on preliminary selected financial results that are unaudited and subject to adjustment. Pharming expects to issue full financial results for the fourth quarter and full year 2023 in March 2024. The Company has not completed its financial closing procedures for the quarter or year ended December 31, 2023 and actual results could differ from these preliminary financial results.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2022 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl